Exhibit 99.1

YM BIOSCIENCES CLEARED TO INITIATE CLINICAL TRIAL OF NIMOTUZUMAB IN COLORECTAL CANCER

MISSISSAUGA, Canada - June 04, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has received a No Objection Letter from Health Canada to initiate the planned Phase II trial investigating nimotuzumab in colorectal cancer patients who have failed previous irinotecan-containing regimens. Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR).

The single-arm trial will enroll approximately 100 patients in Canada who will be treated with irinotecan plus nimotuzumab. Equal cohorts investigating two dosing schedules will be enrolled. Recruitment of the first cohort is expected to be completed within approximately 12 months from initiation following which data on the primary endpoint - response rate - will be reported.

“As colorectal cancer is the second leading cause of cancer death in North America, this trial could generate important data for expanding the prospective market for nimotuzumab,” said David Allan, Chairman and CEO of YM BioSciences. “Other EGFR targeting antibodies have shown efficacy and been approved for treating this form of cancer. We are optimistic that this trial will give preliminary evidence that our EGFR antibody has the prospect for being as effective in response rates while providing a superior safety profile compared to other drugs in its class, as has been consistently seen in previous trials.”

Nimotuzumab is approved for sale in India and China as well as certain Latin American countries for the treatment of head and neck cancers. It continues to be differentiated from the other antibodies and small molecules targeting the tyrosine kinase pathway as treatment with the other drugs in this class may result in the debilitating and unpleasant side-effects of severe rash, conjunctivitis, painful paronychial inflammation, hypomagnesemia, diarrhea and constipation. Such side-effects have rarely been reported in patients treated with nimotuzumab.

YM BioSciences has previously announced its intention to also file for trials with nimotuzumab in pediatric pontine glioma, and esophageal cancer during 2007. Nimotuzumab has been sub-licensed by YM to Daiichi Sankyo Co., Ltd for Japan and to other companies advancing the drug in Taiwan, Indonesia, and Korea. Oncoscience AG, the European licensee, advised YM that it expects to complete enrollment in its Phase III trial in pediatric pontine glioma in the coming months. YM also recently announced the receipt of a No Objection Letter from Health Canada and a positive certificate of inspection from a competent authority in the EU for the scaled-up manufacturing of the drug at the Center of Molecular Immunology and also announced an expected further doubling of manufacturing capacity at that facility during 2007.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
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